

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com



06019444

82-34639



SEC MAIL
RECEIVED
DEC 18 2006
WASH. D.C.
210

SEC#82-5258

5 December 2006

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 24 and 30 November, 1 and 5 December 2006, respectively.

We are providing copies of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED
DEC 22 2006
THOMSON
FINANCIAL

Tony Finn
Joint Company Secretary


AGENiX


SEC MAIL PROCESSING
RECEIVED
DEC 8 2006
WASH. D.C.
210
SECTION

24 November 2006

DIRECTOR REAPPOINTMENT

In accordance with section 201H(3) of the Corporations Act 2001, Mr Schlobohm ceased to be a Director following the Annual General Meeting held on 21 November 2006 and has since been reappointed as a Director in accordance with the Company's constitution.

END


Rule 3.19A.2
RECEIVED
DEC 5 2006
210

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AGENIX LIMITED
ABN	58 009 213 754

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ravindran Govindan
Date of last notice	4 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 November 2006
No. of securities held prior to change	5,062,500 ordinary fully paid shares and 300,000 options
Class	Options directly held; ordinary fully paid shares held both directly and indirectly.
Number acquired	32,057 ordinary fully paid shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,686.56
No. of securities held after change	5,094,557 ordinary fully paid shares and 300,000 options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


Rule 3.19A.2
RECEIVED
DEC 1 3 2006
210

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AGENIX LIMITED
ABN	58 009 213 754

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ravindran Govindan
Date of last notice	30 November 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 December 2006
No. of securities held prior to change	5,094,557 ordinary fully paid shares and 300,000 options
Class	Options directly held; ordinary fully paid shares held both directly and indirectly.
Number acquired	100,000 ordinary fully paid shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12,000
No. of securities held after change	5,194,557 ordinary fully paid shares and 300,000 options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


Rule 3.19A.2
SEC MAIL PROCESSING
RECEIVED
DEC 0 6 2006
WASH. D.C. SECTION

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AGENIX LIMITED
ABN	58 009 213 754

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Neil Leggett
Date of last notice	21 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shareholder and director of family company which has acquired shares
Date of change	1 December 2006
No. of securities held prior to change	750,000 ordinary fully paid shares and 6,175,000 employee options
Class	Employee options, directly held; ordinary fully paid shares indirectly held
Number acquired	535,000 ordinary fully paid shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$67,243
No. of securities held after change	1,285,000 ordinary fully paid shares and 6,175,000 employee options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the *definition* of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.